Exhibit 99.69

ENCORE ENERGY CORP.

101 N Shoreline Blvd., Suite 450

Corpus Christi, Texas 78401-2341

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the common shareholders of enCore Energy Corp. (the “Company”) will be deemed to be held at the offices of Morton Law LLP, Suite 1200 - 750 West Pender, Vancouver, BC V6C 2T8 on Tuesday, January 4, 2022 at 10:00 a.m. (Vancouver, British Columbia time).

At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2020 together with the auditor’s report thereon, and consider resolutions to:

1.	fix the number of directors at seven (7);

2.	elect directors of the Company for the ensuing year;

3.	appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.	approve the continuation of the Company’s Stock Option Plan, as amended, for the ensuing year, as more particularly set forth in the accompanying management information circular (“Information Circular”); and

5.	transact such other business as may properly be put before the Meeting or any adjournment or adjournments thereof.

The Meeting will be deemed to be held at the offices of Morton Law LLP, Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada; however, THE MEETING WILL BE HELD IN VIRTUAL ONLY FORMAT. YOU WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON. Registered shareholders and validly appointed proxyholders may attend the Meeting by contacting the Company by telephone at 361-239-5449 or by email at info@encoreuranium.com to obtain a web link that will permit them to attend the Meeting by video conference.

The board of directors has fixed the close of business on November 5, 2021 as the record date for determining holders of common shares who are entitled to notice of and to attend and vote at the Meeting or any adjournment or postponement of the Meeting.

Accompanying this Notice is an Information Circular dated November 30, 2021, a form of proxy (“Proxy”) or voting instruction form (“VIF”) and a reply card for use by shareholders who wish to receive the Company’s interim and/or annual financial statements. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

This year, as part of our corporate social responsibility in response to COVID-19, and in order to mitigate potential risks to the health and safety of our shareholders, employees, communities and other stakeholders, the Company will not be permitting in person voting at the Meeting, and shareholders must vote by proxy in advance of the Meeting in order to have their votes counted. Registered shareholders who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the Proxy and in the Information Circular.

Non-registered shareholders must follow the instructions set out in the Proxy or VIF to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account, you are not a registered shareholder.

The Board of Directors (the “Board”) requests that all registered shareholders read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to the Company’s transfer agent and registrar, Computershare Trust Company of Canada, by mail to 135 West Beaver Creek, P.O. Box 300, Richmond Hill, ON L4B 4R5, or by hand at 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Yl (Attention: Proxy Department), by phone to 1-866-732-8683 (Toll Free), by fax to 1-866-249-7775, or on the internet at www.investervote.com, by 10:00 a.m. (Vancouver, British Columbia time) on Thursday, December 30, 2021 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting. If you are a non-registered holder of Company shares and have received this notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator or other nominee, or a clearing agency in which the intermediary participates, please complete and return the form of voting instruction form provided to you in accordance with the instructions provided therein.

DATED at Vancouver, British Columbia, the 30th day of November, 2021.

ON BEHALF OF THE BOARD

signed “William M Sheriff”
William M. Sheriff,
Executive Chairman of the Board

Please submit the accompanying Proxy or Voting Instruction Form well in advance of the voting deadline at 10:00 a.m. (PST) on Thursday, December 30, 2021 or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting may be adjourned or postponed. The accompanying Information Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this notice of Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalj) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.